UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant To Section 13 OR 15(d)

of The Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): August 29, 2019

MSG NETWORKS INC.

(Exact name of registrant as specified in its charter)

Delaware	1-34434	27-0624498
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

11 Pennsylvania Plaza, New York, New York		10001
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code (212) 465-6400

Not Applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☒	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock	MSGN	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01.	Other Events.

On August 29, 2019, MSG Networks Inc., a Delaware corporation (“MSG Networks” or the “Company”), issued a press release announcing that it expects to commence on August 30, 2019, a “modified Dutch auction” tender offer to purchase up to $250 million in value of shares of its Class A common stock, par value $0.01 per share (the “Class A Shares”), at a price not greater than $17.50 nor less than $15.00 per Class A Share, to the seller in cash, less any applicable withholding taxes and without interest. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Tender Offer Statement

The tender offer described in Exhibit 99.1 (the “Offer”) has not yet commenced. The press release included as Exhibit 99.1 is for informational purposes only. The press release is not a recommendation to buy or sell MSG Networks Class A Shares or any other securities, and it is neither an offer to purchase nor a solicitation of an offer to sell MSG Networks Class A Shares or any other securities. On the commencement date of the Offer, MSG Networks will file a tender offer statement on Schedule TO, including an offer to purchase, letter of transmittal and related materials, with the United States Securities and Exchange Commission (the “SEC”). The Offer will only be made pursuant to the offer to purchase, letter of transmittal and related materials filed as a part of the Schedule TO. Stockholders should read carefully the offer to purchase, letter of transmittal and related materials because they contain important information, including the various terms of, and conditions to, the Offer. Once the Offer is commenced, stockholders will be able to obtain a free copy of the tender offer statement on Schedule TO, the offer to purchase, letter of transmittal and other documents that MSG Networks will be filing with the SEC at the SEC’s website at www.sec.gov, from MSG Networks’ website at http://www.msgnetworks.com or from the information agent for the tender offer.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description of Exhibit

99.1	Press Release, dated August 29, 2019.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MSG NETWORKS INC.
(Registrant)

By:	/s/ Mark C. Cresitello
Name:	Mark C. Cresitello
Title:	Secretary

Dated: August 29, 2019